October 10, 2007
Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: File No. 1-9861
Dear Mr. Nolan:
This letter serves as the response of M&T Bank Corporation (“M&T”) to your letter dated October 4, 2007. As requested in your letter and as we discussed on October 5, 2007, M&T intends to separately report the small business banking unit in our segment information note in M&T’s Form 10-K for the year ending December 31, 2007.

Very truly yours,

/s/ René F. Jones

René F. Jones Executive Vice President and Chief Financial Officer

cc:	Joyce Sweeney (Securities and Exchange Commission) Robert G. Wilmers